Exhibit 11

Consent of Mark Petersen

United States Securities and Exchange Commission

Ladies and Gentlemen:

I, Mark A. Petersen, SME Registered Member, AIPG Certified Professional Geologist, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me that is of a scientific or technical nature contained in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2016, other than the scientific and technical information regarding (A) capital costs at the Rainy River project set out under the headings “General Development of the Business – Developments – Mines and Projects – Rainy River Project” and “Mineral Properties – Rainy River Project, Canada – Mining Operations – Capital and Operating Costs”, (B) the water and tailings management facilities at the Rainy River project set out under the heading “Mineral Properties – Rainy River Project, Canada – Exploration and Development – Water and Tailings Management Facilities”, (C) operations at the Rainy River project set out under the heading “Mineral Properties – Rainy River Project, Canada – Mining Operations”.

Dated this 30th day of March, 2017

Yours truly,

/s/ Mark Petersen
Name:	Mark A. Petersen
AIPG Certified Professional Geologist – CPG No 10563 SME Registered Member No 2519520 New Gold Inc.